

Mail Stop 7010

November 30, 2007

Mr. Michael J. Herbert
Chief Financial Officer
Simpson Manufacturing Co., Inc.
5956 W. Las Positas Blvd.
Pleasanton, CA 94588

> **RE: Form 10-K for the fiscal year ended December 31, 2006**
> **Forms 10-Q for the periods ended March 31, 2007, June 30, 2007 and**
> **September 30, 2007**
> **Form DEF 14A filed March 16, 2007**
> **File No. 1-13429**

Dear Mr. Herbert:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Comparison of the Years Ended December 31, 2006 and 2005, page 27

2. We note that your current disclosure concerning your segments is limited to net sales. Please revise to discuss the business reasons for the changes between periods in income from operations of each of your segments, including administrative and all other. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A for 2006 as compared to 2005 will look like. See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Liquidity and Sources of Capital, page 31

3. You currently discuss cash provided by net income adjusted for noncash expenses, which represents a non-GAAP measure. Please remove the non-GAAP measure and separately discuss net income and noncash expenses, or include the disclosures required by Item 10(e) of Regulation S-K.

4. Please revise your table of contractual cash obligations to include in a separate line item the estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Item 8 – Financial Statements

Consolidated Balance Sheets, page 37

Mr. Michael J. Herbert
Simpson Manufacturing Co., Inc.
November 30, 2007
Page 3 of 5

5. We note per page 9 of your September 30, 2007 Form 10-Q that you purchased all
    of the stock of Swan Secure Products, Inc. and recorded intangible assets subject
    to amortization of $16.8 million as a result of the acquisition. Given the
    increasing amount of your intangible assets, we remind you that pursuant to
    paragraph 42 of SFAS 142, all intangible assets should be aggregated and
    presented as a separate line item in your balance sheet. Please revise accordingly.

Note 1 – Operations and Summary of Significant Accounting Policies, page 41

General

6. Please disclose the types of expenses that you include in the cost of sales line item
    and the types of expenses that you include in the selling line item and the general
    and administrative expenses line item. Please also disclose whether you include
    inbound freight charges, purchasing and receiving costs, inspection costs,
    warehousing costs, internal transfer costs, and the other costs of your distribution
    network in the cost of sales line item. With the exception of warehousing costs, if
    you currently exclude a portion of these costs from cost of sales, please disclose:
    • in a footnote the line items that these excluded costs are included in and the
       amounts included in each line item for each period presented, and
    • in MD&A that your gross margins may not be comparable to those of other
       entities, since some entities include all of the costs related to their distribution
       network in cost of sales and others like you exclude a portion of them from
       gross profit. Also, disclose the line item(s) outside of gross profit that they are
       included in, if applicable.

Guarantees & Warranties, page 42

7. Please revise to include a tabular reconciliation of the changes in your aggregate
    product warranty liability for each period presented. See paragraph 14 of FIN 45.

Item 15 – Exhibits, page 67

8. Please tell us why you have not filed any material agreements, including supply
    agreements, customer agreements, intellectual property agreements, agreements
    with insiders, etc. pursuant to Item 601(b)(10) of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007

General

9. Please address the above comments in your interim filings as well.

FORM DEF 14A FILED MARCH 16, 2007

Compensation Discussion & Analysis, page 21

Salary and Profit Sharing Contributions

10. Please identify the companies you use as benchmarks for comparing your CEO's salary. Discuss how the company determines the salary levels for the other named executive officers.

Executive Officer Cash Profit Sharing Plan, page 22

11. Please discuss whether discretion can be or has been exercised by the compensation committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout.

12. Please discuss whether the operating profit goals and qualifying levels were met last year.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief